eMagin Corporation
3006 Northup Way, Suite 103,
Bellevue, WA 98004
(425)-284-5200

May 13, 2010

BY EDGAR AND FAX

Securities and Exchange Commission
Washington, DC 20549
Attention: Russell Mancuso, Branch Chief
Tom Jones

Re:	eMagin Corporation Registration Statement on Form S-1 File No. 333-160147

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), eMagin Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Friday, May 14, 2010.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EMAGIN CORPORATION

By:	/s/ Andrew G. Sculley
Andrew G. Sculley, Chief Executive Officer